Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016		2015		2014		2013	2012
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income from equity investees	$101,773		$119,303		$62,692		$48,456	$49,070
Distributed income of joint ventures	—		—		—		—	—
Less: Capitalized interest	(12,258)		(9,613)		(8,761)		(10,050)	(9,820)
Less: Preferred distributions of subsidiaries	(146)		(176)		(178)		(182)	(183)
Total earnings before fixed charges	89,369	(1)	109,514	(2)	53,753	(3)	38,224	39,067
FIXED CHARGES:
Interest expense	78,687		87,789		90,490		79,643	57,241
Capitalized interest	12,258		9,613		8,761		10,050	9,820
Amortization of deferred financing costs	6,520		5,550		5,925		5,608	4,661
Interest portion of rental expense	2,616		2,297		1,401		1,178	726
Preferred distribution of subsidiaries	146		176		178		182	183
Total fixed charges	100,227		105,425		106,755		96,661	72,631
Total earnings and fixed charges	$189,596	(1)	$214,939	(2)	$160,508	(3)	$134,885	$111,698
RATIO OF EARNINGS TO FIXED CHARGES	1.89	(1)	2.04	(2)	1.50	(3)	1.40	1.54
(1) Earnings include net gains from the disposition of real estate of $21.2 million, real estate impairment charges of $4.9 million and losses from the early extinguishment of debt of $12.8 million. Excluding these amounts, the ratio would be 1.86.
(2) Earnings include net gains from the disposition of real estate of $52.7 million and losses from the early extinguishment of debt of $1.8 million. Excluding these amounts, the ratio would be 1.56.
(3) Earnings include losses and impairment charges from the disposition of real estate of $2.8 million. Excluding this amount, the ratio would have been 1.53.